82-4578

centrica

taking care of the essentials

FAX MESSAGE

03 MAR 25 AM 7:21

03007724

To:	Office of International Corporation Finance, SEC	**Date:**	2(
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	16

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Secretariat

dlw 4/21

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD

26 March, 2003

centrica
taking care of the essentials

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Dear Sir / Madam

Centrica plc
Notification of Interests of Directors and Connected Persons

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Phillip Bentley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in r of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children ur the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notifiec

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 March 2003

18. Period during which or date on which exercisable

24 March 2006 to 23 March 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 559,345 ordinary shares in Centrica plc

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

146.6p per share

22. Total number of shares or debentures over which options held following this notification

1,237,453 shares

23. Any additional information

Options granted under the Centrica Executive Share Option Scheme

Helen Barker 01753 494016

25. Name and signature of authorised company official responsible for making this notification

Derek Woodward, Head of Secretariat, Centrica plc

Date of Notification

25 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Mark Clare

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in re of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children un the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify th connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 March 2003

18. Period during which or date on which exercisable

24 March 2006 to 23 March 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 579,809 ordinary shares in Centrica plc

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

146.6p per share

22. Total number of shares or debentures over which options held following this notification

1,473,983

23. Any additional information

Options granted under the Centrica Executive Share Option Scheme

24. Name of contact and telephone number for queries

Helen Barker 01753 494016

25. Name and signature of authorised company official responsible for making this notification

Derek Woodward, Head of Secretariat, Centrica plc

Date of Notification

25 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Roy Gardner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in r
of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children ur
the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notifie

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the
connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if
discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

24 March 2006 to 23 March 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 954,979 ordinary shares in Centrica plc

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

146.6p per share

22. Total number of shares or debentures over which options held following this notification

3,431,745

23. Any additional information

Options granted under the Centrica Executive Share Option Scheme

24. Name of contact and telephone number for queries

Helen Barker 01753 494016

25. Name and signature of authorised company official responsible for making this notification

Derek Woodward, Head of Secretariat, Centrica plc

Date of Notification

25 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Roger Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in r of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children ur the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notifie

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 March 2003

18. Period during which or date on which exercisable

24 March 2006 to 23 March 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 538,881 ordinary shares in Centrica plc

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

146.6p per share

1,207,891

•

23. Any additional information

Options granted under the Centrica Executive Share Option Scheme

24. Name of contact and telephone number for queries

Helen Barker 01753 494016

25. Name and signature of authorised company official responsible for making this notification

Derek Woodward, Head of Secretariat, Centrica plc

Date of Notification

25 March 2003